SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                             AMRECORP REALTY FUND II
                            (Name of Subject Company)

   MPF-NY 2007, LLC; Steven Gold; MPF Special Fund 8, LLC; Everest Management, LLC; Anise, LLC; MacKenzie Patterson Fuller, LP; and Everest Properties II, LLC
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                  Copy to:
Christine Simpson                                 Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                    MacKenzie Patterson Fuller, LP
1640 School Street                                1640 School Street
Moraga, California  94556                         Moraga, California  94556
(925) 631-9100 ext.224                            (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                            Amount of
         Valuation*                                             Filing Fee

         $1,109,543                                             $34.06

 * For purposes of calculating the filing fee only. Assumes the purchase of 12,328.25 Units at a purchase price equal to $90 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $34.06
         Form or Registration Number: SC TO-T
         Filing Party: MacKenzie Patterson Fuller, LP
         Date Filed: April 23, 2007

 [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3

[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of April 23, 2007 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2007, LLC; Steven Gold; MPF Special Fund 8, LLC; Everest Management, LLC; Anise, LLC (collectively the "Purchasers") to purchase all Units of limited partnership interest (the "Units") in Amrecorp Realty Fund II (the "Partnership"), the subject company, not already held by purchasers and their affiliates at a purchase price equal to $90 per Unit, less the amount of any distributions declared or made with respect to the Units between April 23, 2007 (the "Offer Date") and May 23, 2007 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 23, 2007 (the "Offer to Purchase") and the related Letter of Transmittal.

The Offer is hereby amended in the following respects: EQUITY RESOURCE FRANKLIN FUND, LLC has withdrawn from the Offer. The other Purchasers are continuing the Offer on the same terms and conditions, and will allocate tendered Units equally among the three Purchasers. The Original Schedule TO was signed by all bidders. The Purchasers' offer to purchase the Partnership's property was made in an email to the general partner's staff in early April. There were no conditions or terms negotiated other than sale price; had we agreed on a sale price, those terms would have been discussed at that point. The General Partner did not provide a reason for its rejection of the offer; it just stated that it would actively market the property and would entertain a bid from us along with any other potential purchaser. We no longer have any plans to purchase the property. If our offer had been accepted, we estimate that limited partners would have received approximately $98 per Unit.

The Schedule 13D filed on April 23, 2007 is hereby amended to delete Equity Resource Investments, LLC and EQUITY RESOURCE FRANKLIN FUND, LLC as members of the group. Thus, as a group, the remaining members beneficially own 1,285.75 Units, or approximately 8.8% of the outstanding Units. This information amends Items 1-14 of Schedule 13D, as applicable.

Item 12. Exhibits.

(a)(1) Offer to Purchase dated April 23, 2007*

(a)(2) Letter of Transmittal*

(a)(3) Form of Letter to Unit holders dated April 23, 2007*

(b)- (h) Not applicable.

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on April 23, 2007

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 11, 2007

MPF-NY 2007, LLC; MPF Special Fund 8, LLC

By:      /s/ Chip Patterson
         ----------------------------------
         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:      /s/ Chip Patterson
         ----------------------------------
         Chip Patterson, Senior Vice President

STEVEN GOLD

/s/ Steven Gold


EVEREST MANAGEMENT, LLC;
By: Everest Properties II, LLC, Manager

By: /s/ David Lesser
David Lesser, Executive Vice President

EVEREST PROPERTIES II, LLC

By: /s/ David Lesser
David Lesser, Executive Vice President


ANISE, LLC

By: /s/ DeAnn Totta
DeAnn Totta, Manager